EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
As independent registered public accountants, we consent to the incorporation by reference in the Registration Statement No. 333-142848, 333-198065 and 333-36881 on Form S-8 of our report dated June 29, 2017, relating to the statements of net assets available for benefits of PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust as of December 31, 2016 and 2015, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust.

/s/ Mayer Hoffman McCann P.C.

San Diego, California
June 29, 2017